UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

AMMO, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00175J107
(CUSIP Number)

Steven F. Urvan
c/o Ammo, Inc.
7681 E. Gray Rd.
Scottsdale, AZ 85260
(480) 947-0001

Copies to:

Brian A. Teras, Esq
Arnall Golden Gregory LLP
171 17th Street, Suite 2100
Atlanta, GA 30363
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1	NAME OF REPORTING PERSON

Steven F. Urvan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		18,500,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,500,000
WITH	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

18,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.84(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1.
Consists of 18,500,000 shares of common stock of the Issuer held directly by Mr. Urvan.
2.
Percentage of class based on 93,260,607 total outstanding shares of common stock of the Issuer as of April 30, 2021.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Ammo, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 7681 E. Gray Rd., Scottsdale, AZ 85260.

Item 2 Identity and Background.

The Statement is being filed by Mr. Steven F. Urvan (“Mr. Urvan”). Mr. Urvan’s present principal occupation or employment is serving as Chief Strategy Officer of the Issuer. Mr. Urvan is a United States citizen. The business address of Mr. Urvan is c/o Ammo, Inc., 7681 E. Gray Rd., Scottsdale, AZ 85260.

During the last five years Mr. Urvan has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Urvan acquired the reported 18,500,000 shares of Common Stock pursuant to an Agreement and Plan of Merger, dated as of April 30, 2021 (the “Merger Agreement”), by and among Mr. Urvan, Gemini Direct Investments, LLC (“Gemini”), the Issuer and SpeedLight Group I, LLC (“Merger Sub”), whereby Merger Sub merged (the “Merger”) with and into Gemini, with Merger Sub surviving the merger as a wholly owned subsidiary of the Issuer. Pursuant to the Merger Agreement, the Issuer acquired from Mr. Urvan 100% of the equity of Gemini which owns 100% of the Gunrboker.com business (the “Acquisition”).

As consideration for the Acquisition, on April 30, 2021, (i) the Issuer assumed an aggregate amount of indebtedness of Gemini and its subsidiaries equal to $50,000,000; and, (ii) the issued and outstanding membership interests in Gemini, held by Mr. Urvan, automatically converted into the right to receive (A) $50,000,000, and (B) 20,000,000 shares of Common Stock (the “Stock Consideration”) of the Issuer, $0.001 par value per share. The Stock Consideration consisted of: (a) 14,500,000 shares issued without being held in escrow or requiring prior stockholder approval (the “Initial Shares”); (b) 4,000,000 shares issued subject to a Pledge and Escrow Agreement as described below (the “Pledged Securities”); and (c) 1,500,000 shares that will not be issued unless and until the Issuer obtains stockholder approval for the issuance (the “Additional Securities”).

Item 4 Purpose of Transaction.

Mr. Urvan does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Urvan beneficially owns 18,500,000 shares of the issued and outstanding Common Stock of the Issuer. Such amount represents approximately 19.84% of the total of the issued and outstanding shares of the Issuer’s Common Stock as of the date hereof.

(b) Mr. Urvan holds sole voting and dispositive power over the Initial Shares. Pursuant to the Pledge and Escrow Agreement and the Company Lock-Up Agreement (as described below), Mr. Urvan has sole voting rights with respect to the Pledged Securities but may not sell or transfer the Pledged Securities without the consent of the Issuer, until such restrictions are removed pursuant to the terms of the Pledge and Escrow Agreement and the Lock-Up Agreement.

(c) Other than disclosed above, there were no transactions by Mr. Urvan in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Urvan.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

Pledge and Escrow Agreement

On April 30, 2021, in connection with the Merger Agreement, the Issuer and Mr. Urvan entered into a Pledge and Escrow Agreement (the “Pledge and Escrow Agreement”). In order to secure the fulfilment of Mr. Urvan’s indemnification obligations set forth in the Merger Agreement, Mr. Urvan agreed to irrevocably pledge and grant to the Issuer a continuing lien and security interest in and to the Pledged Securities. Mr. Urvan retained his voting rights with regard to the Pledged Securities.

Company Lock-Up Agreement

On April 30, 2021, in connection with the Merger Agreement, the Issuer and Mr. Urvan entered into a Lock-Up Agreement (the “Company Lock-Up Agreement”), pursuant to which, until the Pledged Securities are released in accordance with the terms of the Company Lock-Up, the Pledged Securities shall not be sold or transferred by Mr. Urvan without the prior written consent of the Issuer.

Voting Agreement

On April 30, 2021, in connection with the Merger Agreement, the Issuer and Mr. Urvan entered into a Voting Agreement (the “Voting Agreement”), whereby for a period of six months following April 30, 2021, Mr. Urvan: (i) agreed to vote in favor of approving the implementation of a staggered board of directors at the next annual meeting of the Issuer; (ii) will not vote any securities in favor of, or consent to, and will vote the Stock Consideration to which he has voting rights, to vote against and not consent to, the approval of a proxy fight either individually or as part of a group for Schedule 13D or 13G purposes that would result in one-third of the current officers and one-third of the current directors being replaced; and (iii) appointed the Issuer as his attorney-in-fact and proxy with full power of substitution, for and in his name, to vote in the manner contemplated by the Voting Agreement.

Standstill Agreement

On April 30, 2021, in connection with the Merger Agreement, the Issuer and Mr. Urvan entered into a Standstill Agreement (the “Standstill Agreement”), whereby for a one-year period (the “Standstill Period”), Mr. Urvan agreed not to, among other things, make, effect, initiate, cause or participate in (i) any acquisition of any securities of the Issuer or any securities of any subsidiary or other affiliate or associate of the Issuer if such acquisition would result in Mr. Uvan and his affiliates and associates collectively beneficially owning twenty-five percent (25%) or more of the then issued and outstanding shares of common stock of the Issuer, (ii) any Company Acquisition Transaction (as this term is defined in the Standstill Agreement), or (iii) any “solicitation” of “proxies” (as those terms are defined in Rule 14a-1 of the General Rules and Regulations under the Exchange Act) or consents with respect to any securities of the Issuer.

Investor Rights Agreement

On April 30, 2021, in connection with the Merger Agreement, the Issuer and Mr. Urvan entered into an Investor Rights Agreement (the “Investor Rights Agreement”). The Investor Rights Agreement requires the Issuer to use its commercially reasonable efforts to register 10 million shares of the Stock Consideration for resale on a registration statement to be filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), within ninety (90) days following April 30, 2021. The Issuer also agreed in the Investor Rights Agreement to provide Mr. Urvan with demand registration rights in connection with the other shares received by Mr. Urvan as part of the Stock Consideration, including the Pledged Securities (to the extent released and delivered to Mr. Urvan in accordance with the terms of the Merger Agreement) and the Additional Securities (if issued in accordance with the terms of the Merger Agreement).

 Underwriter Lock Up Agreement

As previously announced, on March 12, 2021, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC and Alexander Capital, L.P., as representatives of the several underwriters identified therein (collectively, the “Underwriters”), relating to a firm commitment public offering of 20,000,000 newly issued shares of our common stock at a public offering price of $5.00 per share. Pursuant to the Underwriting Agreement, subject to certain exceptions, the Issuer agreed not to issue any shares of Common Stock without the consent of the Underwriters for ninety (90) days following March 12, 2021. Prior to issuing the Stock Consideration, the Issuer sought and obtained the Underwriters’ consent to the issuance. As a condition to the consent, the Underwriters required and Mr. Urvan agreed to execute a lock up agreement preventing Mr. Urvan from, subject to certain exceptions, selling any of the shares constituting the Stock Consideration until June 10, 2021.

Item 7 Material to be Filed as Exhibits.

Exhibit Number	Description
10.1	Agreement and Plan of Merger, dated as of April 30, 2021 (filed as Exhibit 2.1 to the Issuer’s 8-K filed on May 6, 2021 and incorporated herein by reference)
10.2	Investor Rights Agreement, dated as of April 30, 2021 (filed as Exhibit 10.4 to the Issuer’s 8-K filed on May 6, 2021 and incorporated herein by reference)
10.3	Lock-Up Agreement, dated as of April 30, 2021 (filed as Exhibit 10.1 to the Issuer’s 8-K filed on May 6, 2021 and incorporated herein by reference)
10.4	Voting Agreement, dated as of April 30, 2021 (filed as Exhibit 10.2 to the Issuer’s 8-K filed on May 6, 2021 and incorporated herein by reference)
10.5	Standstill Agreement, dated as of April 30, 2021 (filed as Exhibit 10.3 to the Issuer’s 8-K filed on May 6, 2021 and incorporated herein by reference)
10.6	Pledge and Escrow Agreement, dated as of April 30, 2021
10.7	Lock Up Agreement with Roth Capital Partners, LLC and Alexander Capital, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2021

/s/ Steven F. Urvan
Steven F. Urvan